0-29856

P.E. 10/31/01

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2001

NET NANNY SOFTWARE INTERNATIONAL INC.
(Registrant's Name)

1111 Melville Street, Suite 910
Vancouver, British Columbia
Canada V6E 3V6

(Address of principal executive offices)

Commission File No.: 0-29856

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

The following document, which was filed with the British Columbia Securities Commission and the Canadian Venture Exchange is furnished herewith and attached hereto:

Form 45-902F, Report of an Exempt Distribution, dated October 12, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NET NANNY SOFTWARE INTERNATIONAL INC.
(Registrant)

Date: November 2, 2001

By L Holmes
Linda Holmes
Corporate Secretary

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F- (Formerly Form 20)

Securities Act

Report of Exempt Distribution

(Please refer to the instructions before completing the information below.)

Report of a distribution under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed:

   Net Nanny Software International Inc.
   Name of Issuer

   #910-1111 Melville Street, Vancouver, BC, V6E 3V6
   Address

   (604) 525-2757
   Telephone Number

2. State whether the issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer

3. Describe the type of security and the aggregate number distributed:

   Final tranche of 1,087,000 Units of a private placement totaling 2,567,000 Units. Each unit consists of two common shares and one share purchase warrant at a price of $0.60 per unit. Gross proceeds of $652,200.00 have been received for the final tranche. The warrants are exercisable for two years until June 7, 2003. One warrant will entitle the holder to purchase one common share at a price of $0.35 in the first year; and at a price of $0.45 in the second year. 2,174,000 common shares are subject to a hold period expiring on January 4, 2002. In addition, a finder's fee in the amount of U.S.$65,220.00 will be paid to MDB Capital Group, LLC.

4. Date of the distribution(s) of the security: September 4, 2001 for 2,174,000 shares

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distributions under which the distribution(s) of the security was made.

   BC Instrument #72-503

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Simcoe Enterprises Ltd. c/o 718 Broadway – 38 New York, NY 10003	250,000	0.30	75,000.00	BCI# 72-503
Fioretti Family Partnership, Ltd. 6333 N. St. Hwy 161 Suite 350 Irving, TX 75038	500,000	0.30	150,000.00	BCI# 72-503
AMI Investments Limited Partnership 2118 Riverside Drive, #209 Mount Vernon, WA 98273	750,000	0.30	225,000.00	BCI# 72-503
Anesthesiology Associates Profit Sharing Plan P.O. Box 1468 Sioux Falls, SD 57101	111,500	0.30	33,450.00	BCI# 72-503
Robert Larsen 2252 Lenwood Court, DW Rochester, MN 55902	500,000	0.30	150,000.00	BCI# 72-503
Phillip Perry 708 Turf Court Lexington, KY 40502	62,500	0.30	18,750.00	BCI# 72-503
Total	2,174,000		$652,200.00	

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect to which this report is filed.

Nil

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)	Name of Purchaser
MDB Capital Group, LLC 401 Wilshire Blvd., #1020 Santa Monica, CA 90401	Cash – Cdn$65,220.00	N/A	80/20 Fund L.P., Simcoe Enterprises Ltd., Fioretti Family Partnership, Ltd., AMI Investments Limited Partnership, Anesthesiology Associates Profit Sharing Plan, Robert Larsen, and Phillip Perry

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at New Westminster, British Columbia, this 12th day of October 2001.

Net Nanny Software International Inc.
Name of issuer *(please print)*

Signature of authorized signatory

Linda Holmes, Corporate Secretary
Name and office of authorized signatory
(please print)